 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOVAMEX ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

67000J107

(CUSIP Number)

Excellere Capital Group LLC

Stephen Bargo, Director

1610 Woodstead Court, Suite 330

The Woodlands, TX 77380

281-519-7044

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Excellere Capital Group LLC(1)

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
A Texas limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
15,000,000

8. Shared Voting Power
0

9. Sole Dispositive Power
15,000,000

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
15,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
89.1%
14. Type of Reporting Person
IV

(1)	Stephen Bargo, Sole Director and Executive Officer of Excellere Capital Group LLC, has the sole voting and dispositive power over the securities held by Excellere.

ITEM 1. SECURITY AND ISSUER

This statement (the “Statement”) relates to shares of Common Stock, $0.001 par value (the “Shares”), of Novamex Energy Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is: 1610 Woodstead Court, Suite 330, The Woodlands, TX 77380.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Excellere Capital Group LLC, a Texas limited liability company.

(b)	The business address of the Reporting Person is the address of the Issuer.

(c)	The Reporting Person is a holding company.

(d)	The Reporting Person has not, within the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)	The Reporting Person is a Texas limited liability company, and is wholly-owned by a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer issued 15,000,000 shares of Common Stock to Excellere Capital Group LLC (“Excellere”) on August 9, 2013, in consideration of a $600,000 investment. The issuance of the Shares was (i) made in reliance on the exception from the registration requirements of the Securities Act of 1933 provided by Sections 4(a)(2) thereof and (ii) conducted without general solicitation or general advertising.

ITEM 4. PURPOSE OF TRANSACTION

Excellere acquired the Shares from the Issuer in order to (i) gain control of the Issuer and (ii) position the Issuer as an oilfield servicing company by acquiring operating companies.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate percentage of Shares reported as beneficially owned by the Reporting Person is based on 16,834,415 shares outstanding, as of May 18, 2015, which is the total number of Shares outstanding as reported on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 20, 2015. 15,000,000 Shares are beneficially owned by Excellere, representing 89.1% of the outstanding Shares.

(b)	The following table sets forth the number of Shares as to which the Reporting Person (i) has the sole power to vote or direct the voting of the Shares; (ii) has the sole power to dispose or to direct the disposition of the Shares; or (iii) shares power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Power of Disposition	Shared Power of Disposition

Excellere Capital Group LLC(1)	15,000,000	0	15,000,000	0

(1) Stephen Bargo, Sole Director and Executive Officer of Excellere, has the sole voting and dispositive power over the securities held by Excellere.

(c) The Reporting Person has not purchased or sold any Shares within the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no contracts, arrangements, undertakings or relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None. The Power of Attorney for the Reporting Person is on file with the Commission

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2015

Date

/s/ Stephen Bargo, by Jason Nelson, Attorney-in-Fact

Name: Excellere Capital Group LLC

By: Stephen Bargo

Title: Sole Director and Executive Officer, Excellere Capital Group LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.